UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Ivax Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45070W 10 9
(CUSIP Number)

Suresh H. Vazirani
Transasia House
8 Chandivali Studio Road
Mumbai, India 400072
091-222-857-4040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 579-6469

September 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45070W 10 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERBA Diagnostics Mannheim GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,034,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,034,713
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,034,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45070W 10 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Transasia Bio-medicals Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,034,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,034,713
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,034,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45070W 10 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erba Lachema s.r.o.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 45070W 10 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suresh H. Vazirani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,034,713*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,034,713*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,034,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%*
14	TYPE OF REPORTING PERSON* IN
*Mr. Vazirani may be deemed to have voting and dispositive power over these shares as a result of his position as Chief Executive Officer of ERBA Diagnostics Mannheim GmbH and Erba Lachema s.r.o and as Chairman and Managing Director of Transasia Bio-medicals Ltd., however, Mr. Vazirani disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CUSIP No. 45070W 10 9
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kishore Dudani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,034,713*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.5%*
14	TYPE OF REPORTING PERSON* IN

*Mr. Dudani may be deemed to have beneficial ownership of these shares as a result of his membership in a Schedule 13(d) group with the other Reporting Persons, however, Mr. Dudani disclaims such  beneficial ownership except to the extent of his pecuniary interest therein.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of the common stock, par value, $0.01 per share (the “Common Stock”) of Ivax Diagnostics, Inc., a Delaware corporation whose principal executive offices are located at 2140 North Miami Avenue Miami, FL 33127 U.S.A. (the “Issuer”).  This Statement on Schedule 13D is being filed by ERBA Diagnostics Mannheim GmbH, Transasia Bio-medicals Ltd., Erba Lachema s.r.o., Suresh H. Vazirani and Kishore Dudani (each a “Reporting Person” and collectively, the “Reporting Persons”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

This Statement on Schedule 13D is being filed by ERBA Diagnostics Mannheim GmbH, a corporation organized under the laws of Germany with its principal business address at Mallaustr 69-73, Mannheim, Germany, 68219 and a telephone number of 496-218-799-770.

This Statement on Schedule 13D is also being filed by Transasia Bio-medicals Ltd., a corporation organized under the laws of India with its principal business address at Transasia House, 8 Chandivali Studio Road, Mumbai, India 400072 and a telephone number of 091-222-857-4040.

This Statement on Schedule 13D is also being filed by Erba Lachema s.r.o, a corporation organized under the laws of the Czech Republic with its principal business address at Karasek 1D, Brno, Czech Republic 62133 and a telephone number of 420-517-077-111.

This Statement on Schedule 13D is also being filed by Suresh H. Vazirani and Kishore Dudani, each of whom is a citizen of India has his principal business address at Transasia House, 8 Chandivali Studio Road, Mumbai, India 400072 and a telephone number of 091-222-857-4040.  Mr. Vazirani is the Chief Executive Officer of ERBA Diagnostics Mannheim GmbH and Erba Lachema s.r.o and the Chairman and Managing Director of Transasia Bio-medicals Ltd.  Mr. Dudani is Marketing and Business Development Representative – South, Central and Latin America, of ERBA Diagnostics Mannheim GmbH. Each of Mr. Vazirani and Dudani is a member of the Issuer’s Board of Directors as described in Item 4 below.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The amount of funds to acquire 20,026,313 shares of the Issuer’s Common Stock is $15,019,735 US.  Such funds were provided primarily from ERBA Diagnostics Mannheim GmbH’s cash on hand.

Item 4.	Purpose of Transaction

On September 1, 2010, ERBA Diagnostics Mannheim GmbH purchased from Patrice Debregeas, Paul Kennedy, Umbria LLC, a company wholly-owned by Mr. Kennedy, and Debregeas & Associes Pharma SAS, a company wholly-owned by Patrice Debregeas and members of his family (the “Sellers”), all of the approximately 72% of the outstanding shares of Common Stock owned by the Sellers for $0.75 per share, or an aggregate purchase price of approximately $15 million (such transaction is referred to herein as the “Share Acquisition”). ERBA Diagnostics Mannheim, headquartered in Mannheim, Germany, used cash on hand to fund the purchase price.

As a result of the Share Acquisition, ERBA Diagnostics Mannheim’s collective ownership of approximately 72% of the outstanding shares of the Common Stock provides it with the voting power to control the election of the Issuer’s directors and any other matter requiring the affirmative vote or consent of the  Issuer’s stockholders.

The Share Acquisition was consummated for the purpose of changing and influencing control of the Issuer. On September 1, 2010, Suresh Vazirani, Kishore “Kris” Dudani and Philippe Gadal were appointed to the Issuer’s Board of Directors, effective immediately.  Messrs. Vazirani, Dudani and Gadal filled the vacancies on the Issuer’s Board of Directors created by the resignations of Messrs. Debregeas, Kennedy and Meyer.  Mr. Vazirani was named the Chairman of the Issuer’s Board of Directors and appointed to the Compensation Committee of the Issuer’s Board of Directors.  Mr. Gadal was appointed to the Audit Committee and the Compensation Committee of the Issuer’s Board of Directors.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	See Item 11 and Item 13 of each cover page (1)
(b)	See Items 7 through 10 of each cover page (1)
(c)	During the past sixty days, the Reporting Persons effected the following transactions in the Common Stock, all of which were effected in the open market:

Date	Shares	Purchase Price Per Share
09/01/2010	20,026,313	$0.75

(d)	NA
(e)	NA

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated September 2, 2010 by and among ERBA Diagnostics Mannheim GmbH, Transasia Bio-medicals Ltd., Erba Lachema s.r.o, Suresh H. Vazirani and Kishore Dudani

99.2	Power of Attorney for ERBA Diagnostics Mannheim GmbH

99.3	Power of Attorney for Transasia Bio-medicals Ltd.

99.4	Power of Attorney for Erba Lachema s.r.o

99.5	Power of Attorney for Suresh H. Vazirani

99.6	Power of Attorney for Kishore Dudani

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERBA DIAGNOSTICS MANNHEIM GMBH

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Suresh H. Vazirani,
Chief Executive Officer
Date: September 2, 2010

TRANSASIA BIO-MEDICALS LTD.

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Suresh H. Vazirani,
Chairman and Managing Director
Date: September 2, 2010

ERBA LACHEMA S.R.O

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Suresh H. Vazirani,
Chief Executive Officer
Date: September 2, 2010

SURESH H. VAZIRANI

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Suresh H. Vazirani
Date: September 2, 2010

KISHORE DUDANI

By:	/s/ F. Mark Reuter
Attorney-in-Fact for Kishore Dudani
Date: September 2, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.